UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2024
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BLACKROCK CAPITAL INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)
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Delaware	814-00712	20-2725151
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification Number)

50 Hudson Yards
New York, New York 10001
(Address of principal executive offices)

(212) 810-5800
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	BKCC	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

BlackRock Capital Investment Corporation (the “Company”) currently anticipates that the merger (the “Merger”) of the Company with and into an indirect wholly-owned subsidiary of BlackRock TCP Capital Corp. (“TCPC”), pursuant to the terms of that certain Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2024, by and among the Company, TCPC, BCIC Merger Sub, LLC and, solely with respect to certain sections, BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, will close on or about March 18, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLACKROCK CAPITAL INVESTMENT CORPORATION

Date: March 12, 2024	By:	/s/ Chip Holladay
Name: Chip Holladay
Title: Interim Chief Financial Officer and Treasurer